Exhibit 99.1

Environmental Impact Statement for Proposed Gahcho Kué Mine Submitted to Mackenzie Valley Environmental Impact Review Panel

YELLOWKNIFE, Dec. 23 /CNW/ - De Beers Canada Inc. and Mountain Province Diamonds Inc. are pleased to advise that the Environmental Impact Statement for the proposed Gahcho Kué Mine has been submitted to the Gahcho Kué Environmental Impact Review Panel  (the Panel) today.   The Panel was established by the Mackenzie Valley Environmental Impact Review Board to undertake the review of the Gahcho Kué Project.

"This is a major milestone for the Gahcho Kué Project and our submission marks completion of a significant piece of excellent work done by our permitting team which includes our environmental and engineering consultants," said Chantal Lavoie, Acting Chief Executive Officer and Chief Operating Officer for De Beers Canada.

The Environmental Impact Statement is the document that details construction of the proposed mine and how the proposed mine will be operated to ensure it is a sustainable project.  The EIS has been assembled to meet the rigorous Terms of Reference established for the Gahcho Kué Project by the Panel in October 2007.

"We are another step closer to realizing the Gahcho Kué Mine as a reality," said Patrick Evans, CEO of Mountain Province Diamonds.  "Gahcho Kué will be the fourth diamond mine permitted in the NWT and the third Canadian diamond mine permitted by De Beers. The EIS has been prepared to the highest standard which we expect will facilitate a fair and expeditious environmental review."

The next step in the regulatory process will be for the Panel to review the Project's EIS submission and to confirm that the EIS conforms to the Terms of Reference.  When this determination is made, the next steps in the Analytical Phase of the Environmental Impact Review will commence. Those interested in the review should contact the Panel at (867) 766-7056.

The Gahcho Kué Project is a joint venture project of De Beers Canada Inc. (51%) and Mountain Province Diamonds Inc. (49%), and will be the second diamond mine in the Northwest Territories for De Beers when permitted. De Beers Canada Inc. is the operator of the Project.

%CIK: 0001004530

For further information:

Cathie Bolstad Director External and Corporate Affairs De Beers Canada Inc. Tel: (867) 766-7325	Patrick Evans President & CEO Mountain Province Diamonds Inc. Tel: (416) 361-3562

CO: Mountain Province Diamonds Inc.

CNW 18:00e 23-DEC-10